Exhibit 99.1

Hepsiburada Announces Third Quarter 2021 Financial Results

ISTANBUL, Nov 23, 2021 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the third quarter ended September 30, 2021.

Third-Quarter 2021 Financial and Operational Highlights

•	Gross merchandise value (GMV) grew by 49.8% compared to Q3 2020, reaching TRY 6.5 billion. This growth was achieved against a strong baseline from the Covid-19 pandemic last year, and was driven by strong order growth supported by our progress in our growth drivers as well as robust NPS performance. In the first nine months of 2021, GMV growth was 54.9% compared to the same period in 2020.

•	Number of orders increased 71.5% to 13.8 million, an all-time quarterly high, compared to 8.0 million orders delivered in Q3 2020. In the first nine months of this year, the number of orders increased 53.6% compared to the same period in 2020.

•	Active Customers reached 10.7 million from 8.5 million in Q3 2020 on 26% increase. Frequency grew to 4.4 in Q3 2021 from 3.7 in Q3 2020 on 21% increase.

•	Active Merchant base increased to 67 thousand from 36 thousand in Q3 2020 while number of SKUs reached 77 million as at September 30, 2021 compared to 37 million at September 31, 2020.

•	Share of Marketplace GMV reached 70%, compared to 57% in Q3 2020, reflecting our commitment to a hybrid business model. The GMV shift to Marketplace is expected to result in long-term strategic advantages, enabling a wider selection of products with improved availability across long-tail products and services.

•	Revenue slightly decreased by 0.8% compared to Q3 2020, reaching TRY 1,658.3 million. Despite the 49.8% GMV growth, the revenue outcome is mainly a reflection of the shift in GMV mix in favor of Marketplace and an increase in customer discounts in response to slowdown in market growth rate and intensified competition.

•	EBITDA was negative TRY 659.4 million in Q3 2021 compared to positive TRY 8.9 million in Q3 2020. The decline is mainly due to lower gross contribution driven primarily by higher customer discounts offered to stimulate customer demand. These discounts were also supported by an increase in advertising. Compared to Q3 2020, we experienced higher unit cost of advertising. As a result, net loss for the period was TRY 778.4 million compared to a net loss of TRY 79.6 million for Q3 2020.

•	Free cash flow was negative TRY 639.0 million, compared to negative TRY 76.5 million in Q3 2020, driven by the increase in cash flow from operating activities to negative TRY 582.4 million which is mainly due to the TRY 698.8 million increase in our net loss for the period.

Commenting on the results, Mr. Emirdag, CEO of Hepsiburada said: “In the third quarter, we observed challenging market conditions with competition intensifying and online consumer activity slowing as Turkey began to emerge from the COVID 19 restrictions. We responded to this new environment by increasing total customer discounts and expanding advertising and marketing spend. However, we also continued to invest in our growth drivers, brand, customer and merchant experience, and our infrastructure across operations, logistics and technology. As a result, we saw strong momentum in growth drivers of our business including active customers, order frequency, active merchants, and selection. Our NPS performance is a strong sign of the value of our differentiated customer experience, including frictionless return. Furthermore, considering the encouraging progress in our strategic assets, particularly HepsiPay, HepsiExpress and HepsiJet, we believe we are well positioned for long-term value creation.

Based on the current trends, we expect to achieve around TRY 24 billion GMV in 2021. As the Turkish e-commerce market is expected to double its penetration within total retail by 2025, we are committed to delivering on our drivers of sustainable growth, key differentiators and strategic assets with a disciplined cash management.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key operating and financial data for the three months and nine months ended September 30, 2021, and September 30, 2020. The following table contains selected quarterly operational and financial information derived from our unaudited quarterly and nine months consolidated interim financial information, which are reported under IFRS applicable to interim financial reporting. The interim consolidated financial information included herein have not been audited.

(in TRY million unless indicated	Three months ended September 30,			Nine months ended September 30,
otherwise)	2021	2020	y/y %	2021	2020	y/y %
GMV (TRY in billions)	6.5	4.3	49.8%	16.8	10.9	54.9%
Marketplace GMV (TRY in billions)	4.5	2.4	84.5%	11.7	6.3	84.1%
Share of Marketplace GMV (%)	70%	57%	13pp	69%	58%	11pp
Number of orders (millions)	13.8	8.0	71.5%	36.1	23.5	53.6%
Active Customer (millions)	10.7	8.5	26.1%	10.7	8.5	26.1%
Revenue	1,658.3	1,671.7	(0.8)%	4,798.9	4,176.0	14.9%
Gross contribution	280.0	380.6	(26.4)%	1,187.3	1,065.8	11.4%
Gross contribution margin (%)	4.3%	8.8%	(4.5pp )	7.1%	9.8%	(2.7pp )
Net loss for the period	(778.4)	(79.6)	877.9%	(1,339.8)	(151.7)	783.2%
EBITDA	(659.4)	8.9	n.m	(951.6)	94.9	n.m
EBITDA as a percentage of GMV (%)	(10.2)%	0.2%	(10.4pp )	(5.7)%	0.9%	(6.6pp )
Net cash provided by operating activities	(582.4)	(47.8)	n.m	44.6	182.9	n.m
Free Cash Flow	(639.0)	(76.5)	n.m	(92.3)	120.1	n.m

Note that EBITDA and free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, gross contribution, gross contribution margin, EBITDA as a percentage of GMV and number of orders and Active Customer in the “Certain Definitions” section of this press release.

Financial Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of November 23, 2021, considering trends year to date and could be subject to change, and involve inherent risks which we are not able to control. The financial outlook is based on management’s current views and estimates with respect to market conditions, customer demand, the uncertainty of the continuing impact of the COVID-19 pandemic, and the broader competitive environment. Please refer to the Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.

Based on the recent performance and current outlook, as we reported on November 12, 2021, our guidance of full year 2021 GMV is at around TRY 24 billion.

We remain committed to our long term value proposition and to delivering on our drivers of sustainable growth, key differentiators, strategic assets and value-added services for customers and merchants with a disciplined cash management, which we believe will result in long-term value for our company and shareholders. We believe in the significant long-term market opportunity in the digitalization of the Turkish market. As we address these growth opportunities, we have no plans to go to capital markets to raise any funds in the next 18 months.

Key Business Developments

GMV and Order Growth

Our Q3 2021 GMV grew by 49.8% compared to the same period of last year to TRY 6.5 billion. This solid growth was registered against an already strong third quarter of 2020 (i.e. 127% GMV growth in Q3 2020 compared to Q3 2019). At a two-year compounded annual growth rate1, our Q1 2021, Q2 2021 and Q3 2021 GMV growth rates were 68%, 86% and 84%, respectively.

Total number of orders in the third quarter was 13.8 million, a 71.5% increase compared to the same period of last year and a 5.2% increase compared to the second quarter of 2021. The continued growth in orders is also supported by our strategic assets, particularly HepsiExpress and underpins our success in attracting and engaging customers to shop on the Hepsiburada platform.

The GMV growth was achieved via a larger Active Customer base and rising frequency since our Active Customer base increased to 10.7 million in Q3 2021 from 8.5 million in Q3 2020 while our frequency grew to 4.4 in Q3 2021 from 3.7 in Q3 2020. Our last twelve month GMV per Active Customer grew by 32.8% in the third quarter compared to the same period of Q3 2020.

1 Calculated over the last 24 months period.

Marketplace

In the third quarter, Marketplace’s share of overall GMV rose 13 percentage points to 70% compared with the third quarter of 2020. This performance matched the first half of 2021, during which Marketplace accounted for roughly 70% of GMV. We believe a greater share of Marketplace in our hybrid model (1P, direct sales and 3P, Marketplace) is essential to offer greater availability, wider selection, and more long-tail products and services. Accordingly, our Active Merchant base continued to increase reaching 67 thousand in Q3 2021 from 36 thousand in Q3 2020 while number of SKUs reached 77 million as at September 30, 2021 compared to 37 million as at September 30, 2020.

In line with our strategy, we continued to provide a set of value-added-services to our merchants on our platform. As such, during the third quarter, our last mile delivery service, HepsiJet delivered around 53% of total Marketplace parcels. HepsiLojistik, our fulfillment services provider, has increased its focus on scaling its volume from merchants on our platform, running its operations at our six fulfillment centers. Meanwhile, approximately 12 thousand merchants used our adtech solution through our advertising platform, HepsiAd in the third quarter, generating our advertisement revenues. Moreover, in the first nine months, around 39 thousand training sessions were completed on HepsiAkademi (our training portal) by our merchants, accelerating their integration.

We continued to make it easy for our merchants to maximize their success on our platform by providing them with a comprehensive set of advanced tools and services. Our merchant portal and proprietary merchant store management tools contribute to efficiency both from the merchant and the platform perspective and help to boost their sales. We continuously invest in enhancing the toolkits on our merchant portal and, in the third quarter, introduced new capabilities regarding campaign management as well as financial performance analytics. Furthermore, we developed a new merchant app, namely HepsiPartner, which became available in app stores in November. We believe HepsiPartner app will bring along further convenience and efficiency for our merchants.

As the total number of SKUs on our platform reached 77 million at the end of the third quarter, we successfully onboarded one of the leading local department stores in Turkey (Boyner) and one of the leading mother and baby product retailers (ebebek) among others. During the past 12 months, over 50 thousand brands were introduced on our platform, expanding our selection largely in fashion & lifestyle, books & hobbies and home & garden domains. In the third quarter, HepsiGlobal Inbound also continued to increase its selection nearly by five times compared to the previous quarter by onboarding nearly 300 additional merchants.

Customer Experience

Based on the results of the market research by Future Bright (a local research company) conducted for Hepsiburada, our NPS performance marked the highest at 65% in the Turkish e-commerce market in September. This score underpins superior customer experience on our platform.

As a household brand name in Turkey with 99% total awareness2, we welcomed 240 million sessions on our platform on a monthly average, up from 164 million during the same period of last year. During the third quarter, we continued our focus on excelling customer experience by scaling key differentiators.

2 Based on the results of the market research by Future Bright (a local research company) conducted for Hepsiburada. The data is for Q3 2021.

Being instrumental to our strong performance in customer experience, HepsiJet is highly focused on increasing its delivery speed through its operations in 81 cities with 153 cross-docks and around 1,800 carriers as of the end of the third quarter. In the third quarter, HepsiJet delivered 75% of the orders from retail (1P) on the next day.

With regards to delivery speed, in the third quarter, we introduced an option to filter “Next-day Delivery” products across our platform, facilitating further convenience. Our aim is to widen the range of such products across the platform as we partner with more merchants committing to this operational speed.

By the end of October 2021, our logistics footprint reached over 190 thousand sqm, following the rental of a new warehouse in Tuzla (Istanbul) along with the rise in number of transfer hubs from 9 to 14.

Thanks to our robust logistics capabilities, we offer “frictionless return” where we pick up returns from customers’ doors at their preferred schedule across the country at no additional fee (subject to certain exceptions). To our knowledge, we are the only e-commerce player that offers this service in Turkey. With this service, we were awarded with the Golden Stevie at the International Business Awards in the “Best User Experience” category in October.

During the quarter, HepsiJet also expanded the coverage of cities where it provides the two-man cargo handling service, called HepsiJet XL, and began offering scheduled return pick-up for such oversized products. Addressing the need for high quality and reliable service in that particular segment, HepsiJet’s two-man cargo handling service is highly appreciated by customers, recording nearly 97% customer satisfaction score in September according to our internal reporting.

New Strategic Assets: HepsiPay and HepsiExpress

With its license to operate as an open wallet, HepsiPay aspires to evolve into best-in-class payment companion enabling frictionless platform experience across payments, money transfers, and incremental fintech capabilities across online and offline.

Since its debut in June 2021, HepsiPay has continued its rapid penetration, recording 2.7 million HepsiPay Wallet customers and TRY2.4 billion GMV passing through its wallet as of the end of October.

HepsiPay is focused on developing new use cases linked with the Hepsipay Wallet and payments landscape including seamless integration with other Hepsiburada assets.

HepsiPay is also expanding its partner ecosystem. Accordingly, in November, HepsiPay has agreed with Paycell, a fintech subsidiary of Turkey’s leading telecom operator Turkcell, to enable direct carrier billing capability at HepsiPay Wallet. By doing so, Turkcell subscribers will be able to shop at Hepsiburada without a credit or debit card.

HepsiExpress, our on-demand grocery delivery service with instant and slotted delivery options, had expanded its ecosystem to include over 50 brands and roughly 1,950 stores at the end of the third quarter.

Aiming to offer the widest selection for grocery shopping, HepsiExpress continues its progress in its partnership ecosystem. Migros, a leading national retailer, also agreed to join our HepsiExpress partner ecosystem in November.

By the end of the third quarter, HepsiExpress delivery resources (i.e. pickers, vehicles and motorbikes) exceeded 3,400. With its scaled operational resources and optimization efforts, HepsiExpress has increased its daily order capacity.

The introduction of cross-service search capability provided easy product discoverability as well as frictionless price and product portfolio comparison among different stores. By expanding into adjacent offerings such as Water and Flower, HepsiExpress began providing a greater spectrum of services in a hyper-localized way. Moreover, HepsiExpress enlarged its addressable audience by accepting payments via debit card.

Social Consciousness, Diversity and Inclusion

Our “Technology Empowerment for Women Entrepreneurs” program providing numerous benefits to women entrepreneurs on our platform covered approximately 24,000 entrepreneurs from across Turkey as at the end of the third quarter. Since August, through our collaboration with one of the mid-tier banks in Turkey, women entrepreneurs in our program have easier access to funding alternatives. We remain committed to continuing this inspirational program which was awarded with The Stevies For Women in Business in November.

In July, together with TOBB (Union of Chambers and Commodity Exchanges of Turkey), we initiated the “HepsiTurkiye’den” program (“Everything from across Turkey”) which gathers over three thousand long-tail products from local manufacturers and entrepreneurs with local practices including specialty food products, traditional handcrafts, organic farming and such with a geographical indication. By doing so, we aim to provide wider reach to local selection from local manufacturers and entrepreneurs.

Hepsiburada Financial Review

(in TRY million unless indicated	Three months ended September 30,			Nine months ended September 30,
otherwise)	2021	2020	y/y %	2021	2020	y/y %
GMV (TRY billion)	6.5	4.3	49.8%	16.8	10.9	54.9%
Marketplace GMV (TRY billion)	4.5	2.4	84.5%	11.7	6.3	84.1%
Share of Marketplace GMV (%)	70%	57%	13pp	69%	58%	11pp
Revenue	1,658.3	1,671.7	(0.8)%	4,798.9	4,176.0	14.9%
Gross contribution	280.0	380.6	(26.4)%	1,187.3	1,065.8	11.4%
Gross contribution margin (%)	4.3%	8.8%	(4.5pp )	7.1%	9.8%	(2.7pp )
Net loss for the period	(778.4)	(79.6)	877.9%	(1,339.8)	(151.7)	783.2%
EBITDA	(659.4)	8.9	n.m	(951.6)	94.9	n.m
EBITDA as a percentage of GMV (%)	(10.2)%	0.2%	(10.4pp )	(5.7)%	0.9%	(6.6pp )
Net cash provided by operating activities	(582.4)	(47.8)	n.m	44.6	182.9	n.m
Free Cash Flow	(639.0)	(76.5)	n.m	(92.3)	120.1	n.m

Revenue

	Three months ended September 30,
(in TRY million unless indicated otherwise)	2021	% of Revenues	2020	% of Revenues	y/y%
Sale of goods[1] (1P)	1,432.5	86.4%	1,420.8	85.0%	0.8%
Marketplace revenue[2] (3P)	30.0	1.8%	151.1	9.0%	(80.1)%
Delivery service revenue	173.3	10.5%	94.9	5.7%	82.6%
Other	22.5	1.3%	4.9	0.3%	359.2%
Revenue	1,658.3	100.0%	1,671.7	100.0%	(0.8)%

1: In 1P model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In 3P model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Revenue slightly declined by 0.8% to TRY 1,658.3 million in Q3 2021 compared to the third quarter of last year. This was mainly driven by an 80.1% decrease in our Marketplace revenue from TRY 151.1 million to TRY 30.0 million off-set by 82.6% increase in our delivery service revenue. During the same period, the revenue generated from 1P operations slightly increased by 0.8%.

In contrast to the 84.5% growth in Marketplace GMV, the 80.1% decline in Marketplace revenue was mainly due to the fact that, the third quarter was unfavorably impacted by a combination of factors, mainly the slowdown in market growth rate (which we derive by analyzing the growth of online card spending in the relevant categories to our operations)3 following the lift-off of COVID-19 restrictions and intensified competition. Hepsiburada responded to this new environment by increasing its total customer discounts during the third quarter of 2021, which are deducted from the revenues.

The 82.6% increase in delivery service revenue compared to the third quarter of last year was primarily attributable to the 71.5% rise in the number of orders as well as higher delivery service revenue generated from services provided to third-parties during the same period. Having strengthened its presence in the market with 81 cities coverage, HepsiJet expanded its delivery volume for the third parties in the third quarter. This has also contributed to the growth of our delivery service revenue.

3 Calculation is based on the online credit and debit card transaction volume statistics in Turkey announced monthly by the Interbank Card Center (BKM). Specifically, all domestic transactions with domestic and international cards in relevant categories, namely Electronics, Apparel & Accessories, Grocery, Supermarkets, Furniture & Decoration, Health & Cosmetics, Home Improvement, Stationary, Office Supplies and Education, are included. Accordingly, the aforementioned quarter-over-quarter online card spending growth rate is calculated as 22% in Q2 2021 and 7% Q3 2021. The quarter-over-quarter growth rates for the third quarter of 2020, 2019, 2018 were 13%, 17% and 21%, respectively.

The increase in other revenue is mainly driven by the increase in HepsiAd (our advertising platform) and HepsiLojistik (our fulfillment services provider) revenue streams. As one of our promising strategic assets, HepsiAd successfully penetrated to our merchant base with its enhanced advertisement offering.

Gross Contribution

	Three months ended September 30,
(in TRY million unless indicated otherwise)	2021	% of Revenues	2020	% of Revenues	y/y%
Revenue	1,658.3	100.0%	1,671.7	100.0%	(0.8)%
Cost of inventory sold	(1,378.3)	(83.1)%	(1,291.1)	(77.2)%	6.8%
Gross Contribution	280.0	16.9%	380.6	22.8%	(26.4)%
Gross contribution margin (% of GMV)	4.3%		8.8%		(4.5pp )

Our gross contribution in Q3 2021 compared to the same period of last year declined 26.4% to TRY 280 million. Our gross contribution margin (as a % of GMV) declined 4.5pp to 4.3% compared to the third quarter of last year, mainly due to the increased amount of total customer discounts as a result of the slowdown in market growth rate and intensified competition in the Turkish e-commerce market, which are explained under the “Revenue” section.

Our Marketplace gross contribution reflects our Marketplace commission net-off customer discounts. Calculated on a weighted average method, our average Marketplace commission rates, that we charge our merchants on the Marketplace, remained at around the same levels in the third quarter compared to the same period last year. Marketplace commission rate that we are able to charge to our merchants is in the high single digits on average.

Operating Expenses:

Below are our operating expenses for the three months ended September 30, 2021 and 2020 in absolute terms and as a percentage of GMV:

	Three months ended September 30,
(in TRY million unless indicated otherwise)	2021	2020	y/y%
Cost of inventory sold	(1,378.3)	(1,291.1)	6.8%
% of GMV	(21.3)%	(29.9)%	8.6pp
Shipping and packaging expenses	(239.3)	(130.7)	83.1
% of GMV	(3.7)%	(3.0)%	(0.7pp )
Payroll and outsourced staff expenses	(196.3)	(76.7)	155.9%
% of GMV	(3.0)%	(1.8)%	(1.2pp )
Advertising expenses	(461.3)	(139.3)	231.2%
% of GMV	(7.1)%	(3.2)%	(3.9pp )
Technology expenses	(13.2)	(8.2)	61.0%
% of GMV	(0.2)%	(0.2)%	0.0pp

	Three months ended September 30,
(in TRY million unless indicated otherwise)	2021	2020	y/y%
Depreciation and amortization	(37.3)	(23.4)	59.4%
% of GMV	(0.6)%	(0.5)%	(0.1pp )
Other operating expenses, net	(29.3)	(16.8)	74.4%
% of GMV	(0.5)%	(0.4)%	(0.1pp )
Operating expenses, net	(2,355.0)	(1,686.1)	39.7%
Operating expenses as a % of GMV	(36.5)%	(39.1)%	2.6pp

Our net operating expenses increased by 39.7% to TRY 2,355.0 million in Q3 2021 compared to the third quarter of last year. This increase was mainly due to the 231.2% rise in advertising expenses as we continued to invest in our growth drivers.

While we achieved strong growth in customer, frequency, merchant, and selection metrics, the GMV growth became more costly under the intensified competitive environment as both the need for advertising and the unit cost of advertising continued to increase.

The rise in net operating expenses was also driven by the increase in shipping and packaging expenses, driven by the 71.5% increase in number of orders and around 22% rise in unit prices applied by our delivery partners. Further, payroll and outsource staff expenses increased by 155.9% due to the rise in the number of full-time and outsourced employees in line with our plans on talent onboarding for core operations and scaling of our strategic assets, along with the impact of annual salary raise. Share based payment expenses booked in Q3 2021 at an amount of TRY 58.9 million (covering both cash and the provision for equity settled parts) also impacted the total rise in payroll and outsource staff expenses.

Net operating expenses as a percentage of GMV decreased to 36.5% in Q3 2021 from 39.1% in Q3 2020, mainly due to the further shift to Marketplace.

Share Based Payment

The Company adopted a share-based payment plan for its key management personnel the details of which are outlined in our registration statement on Form F-1 filed in connection with our initial public offering (“IPO”), under the heading of “Incentive Plan”. This plan includes both cash and equity settlement clauses. As disclosed in the registration statement, the portion related to the cash settlement payments were based on the occurrence of a successful IPO process. With the closing of the IPO in July of this year, the necessary conditions were met and the Company paid the cash settled part of the plan in Q4 2021 in the amount TRY 121.1 million.

The equity settled payments are triggered upon meeting certain “vesting” and “performance target” conditions. Payments related to the vesting condition will be made partially on a pro rata basis the next three specified terms in accordance with the service period of the key management personnel considered within this program. As at 30 September 2021, the Company accounted TRY 69.6 million of these share-based payment plans on a pro-rata basis under the equity.

As of September 30, 2021, no share-based payment provision has been recognized for the performance target-based payments since the relevant criteria have not yet been set.

Financial Income

Our financial income, which consists of foreign currency exchange gains, interest income and other financial income, increased by 102.2% (equivalent of TRY 47.5 million) to TRY 94.0 million compared to the third quarter of last year. This was mainly driven by a TRY 38.6 million increase in foreign exchange gains from our U.S. dollar denominated bank deposits (including IPO proceeds) due to the appreciation of the U.S. dollar against the Turkish Lira as compared to Q3 2020. The rise in our financial income was also supported by an increase in our interest income by TRY 8.6 million mainly due to the increase in interest rates and higher time deposit balances in the third quarter.

Financial Expenses

Our financial expenses, which consist of foreign currency exchange losses, interest expenses, credit card commission expenses and other financial expenses, increased by 57.4% (equivalent of TRY 64.1 million) to TRY 175.8 million compared to the third quarter of last year, primarily attributable to a TRY 75.7 million increase in commission expenses related to early collection of credit card receivables due to; (1) the rise in annual effective interest rates, (2) the increase in our GMV and (3) the changes in our early collection policy. Such commission expenses increase was offset by TRY 20.5 million decrease in our foreign currency exchange losses from our U.S. denominated trade payables due to lower payable volume in Q3 2021 compared to Q3 2020.

Net Loss for the Period

Net loss for the period increased by TRY 698.8 million, to TRY 778.4 million in Q3 2021 as a result of the factors mentioned above.

EBITDA

EBITDA was negative TRY 659.4 million, compared to positive TRY 8.9 million in Q3 2020. This corresponds to a 10.4pp decline in EBITDA as a percentage of GMV in Q3 2021 compared to the same period last year. This was driven by 4.5pp decrease in gross contribution margin, 3.9pp rise in advertising expenses, 1.2pp rise in payroll & outsource staff expenses and 0.8pp rise in other opex items excluding the cost of inventory sold and depreciation and amortization.

Capital Expenditures

Capex was TRY 57.0 million for the three-month period ended September 30, 2021 compared to TRY 28.7 million in the prior year period. Our investments were mainly for product developments across app, website and mobile platforms as a result of our growing operations as well as purchase of property and equipment.

Cash Flow From Operating Activities

Our net cash used in operating activities comprises of net loss for the three-month period ending September 30, 2021 amounted to TRY 778.4 million (Q3 2020: net loss of TRY 79.6 million), change in net working capital amounted to TRY 23.4 million (Q3 2020: negative TRY 54.3 million) and change in other (comprising of non-cash items such as provisions and depreciation expenses) amounted to TRY 172.7 million (Q3 2020: TRY 86.1 million).

Net cash used in operating activities increased by TRY 534.5 million, reaching negative TRY 582.4 million in Q3 2021 as compared to Q3 2020. Although we improved the change in net working capital to TRY 23.4 million in Q3 2021 from negative TRY 54.3 million in the same period of last year, the decrease in our net cash used in operating activities is mainly a result of increased net loss for the period reaching to TRY 778.4 million.

Net Working Capital

Net working capital increased to TRY 2,099.8 million as of September 30, 2021 from negative TRY 1,160.3 million as of December 31, 2020. Increase in negative net working capital was mainly driven by change in trade payables and payables to merchants, change in contract liabilities and merchant advances and change in inventories.

Our trade payables and payables to merchants increased by TRY 943.6 million, compared to December 31, 2020, mainly due to higher volume of inventory procurements in Q3 2021 and increased service payables such as advertising and shipping expenses.

In line with seasonality, our inventory purchases typically accelerate in the last quarter to meet the higher demand especially for the legendary November discount period. In Q3 2021, due to expected supply chain shortages and for back-to-school readiness, we started inventory purchases earlier and this resulted in TRY 152.9 million higher inventory balance as of September 2021, compared to December 31, 2020.

Also, due to accelerated GMV levels in Q3 2021, contract liabilities and merchant advances increased, resulting in a decrease in our net working capital.

Free Cash Flow

Our free cash flow decreased to negative TRY 639.0 million in Q3 2021 from negative TRY 76.5 million in Q3 2020. This decrease was mainly driven by the decrease in our cash flow from operating activities as further detailed above.

Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing facilities as well as for our short-term liquidity source if and when required in the ordinary course of our operations. As a result of the increase in our cash and cash equivalents following the IPO proceeds, our short-term borrowings decreased to TRY 129.1 million as of September 30, 2021, from TRY 347.4 million as of December 31, 2020.

As of September 30, 2021, supplier and merchant financing loans corresponded to TRY 102.4 million of the short-term bank borrowings compared to TRY 39.1 million as of December,31 2020.

All of our bank borrowings are denominated in Turkish Lira. As of 30 September 2021, the average annual effective interest rate for bank borrowings was 19.5% compared to 19.9% as of December 31, 2020.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Tuesday, November 23, 2021 at 16.00 Istanbul time / 13.00 London / 8.00 a.m. U.S. Eastern time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada211123.html

Telephone Participation Dial in Details:

•	Turkey:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on November 23, 2021.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Unaudited; Expressed in Thousands of Turkish Liras)

	30 September 2021 (unaudited)	31 December 2020 (audited)
ASSETS

Current assets:
Cash and cash equivalents	4,038,289	592,643
Restricted cash	16,665	-
Trade receivables	295,301	157,107
Due from related parties	1,343	3,408
Inventories	923,014	770,141
Contract assets	6,842	55,737
Other current assets	251,695	110,795

Total current assets	5,533,149	1,689,831

Non-current assets:
Property and equipment	76,067	56,950
Intangible assets	153,851	89,387
Right of use assets	169,793	125,983
Other non-current assets	4,511	2,806

Total non-current assets	404,222	275,126

Total assets	5,937,371	1,964,957

LIABILITIES AND EQUITY

Current liabilities:
Bank borrowings	129,107	347,436
Lease liabilities	84,466	51,211
Wallet deposits	16,665	-
Trade payables and payables to merchants	2,968,111	2,024,549
Due to related parties	5,827	3,930
Provisions	4,223	3,734
Employee benefit obligations	136,727	22,808
Contract liabilities and merchant advances	277,073	150,698
Other current liabilities	186,009	51,779

Total current liabilities	3,808,208	2,656,145

Non-current liabilities:
Lease liabilities	94,640	92,845
Employee benefit obligations	7,132	3,299

Total non-current liabilities	101,772	96,144

Equity:
Share capital	65,200	56,866
Other capital reserves	69,625	-
Share premiums	4,269,536	187,465
Restricted reserves	1,586	1,586
Accumulated deficit	(2,378,556)	(1,033,249)

Total equity	2,027,391	(787,332)

Total equity and liabilities	5,937,371	1,964,957

D-MARKET Electronic Services & Trading

CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS

(Unaudited; Expressed in Thousands of Turkish Liras)

	Nine Months Ended		Three Months Ended
	30 Sep 2021	30 Sep 2020	30 Sep 2021	30 Sep 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	4,798,872	4,176,022	1,658,336	1,671,679

Operating expenses
Cost of inventory sold	(3,611,529)	(3,110,236)	(1,378,262)	(1,291,116)
Shipping and packaging expenses	(635,253)	(344,016)	(239,344)	(130,748)
Payroll and outsource staff expenses	(545,945)	(206,157)	(196,258)	(76,652)
Advertising expenses	(843,497)	(352,131)	(461,347)	(139,276)
Technology expenses	(40,568)	(22,105)	(13,220)	(8,186)
Depreciation and amortization	(96,079)	(62,850)	(37,263)	(23,400)
Other operating expenses, net	(73,694)	(46,516)	(29,313)	(16,754)

Operating (loss) / income	(1,047,693)	32,011	(696,671)	(14,453)

Financial income	189,528	98,836	94,049	46,506
Financial expenses	(481,628)	(282,517)	(175,781)	(111,675)

Loss before income taxes	(1,339,793)	(151,670)	(778,403)	(79,622)

Taxation on income	-	-	-	-

Loss for the period	(1,339,793)	(151,670)	(778,403)	(79,622)

Basic and diluted loss per share	(4.11)	(0.53)	(2.74)	(0.28)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(5,515)	(1,544)	(2,459)	(826)

Total comprehensive loss for the period	(1,345,308)	(153,214)	(780,862)	(80,448)

D-MARKET Electronic Services & Trading

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(Unaudited; Expressed in Thousands of Turkish Liras)

	1 January – 30 September 2021	1 January – 30 September 2020
	(unaudited)	(unaudited)
Loss before income taxes	(1,339,792)	(151,670)
Adjustments to reconcile loss before income taxes to cash flows from operating activities:	576,318	266,654
Interest and commission expenses	406,288	223,383
Depreciation and amortization	96,079	62,850
Interest income on time deposits	(25,640)	(14,093)
Interest income on credit sales	(24,933)	(10,861)
Provision for unused vacation liability	7,530	3,421
Provision for share based payment	190,812	-
Provision for legal cases	1,044	2,716
Provision for doubtful receivables	2,916	2,587
Provision for impairment of trade goods, net	(1,419)	11,440
Provision for post-employment benefits	1,285	652
Net foreign exchange differences	(77,644)	(15,441)

Changes in net working capital
Change in trade payables and payables to merchants	943,561	786,541
Change in inventories	(151,454)	(248,393)
Change in trade receivables	(144,673)	(563,584)
Change in contract liabilities and merchant advances	126,375	65,450
Change in contract assets	48,894	(14,116)
Change in other liabilities	155,443	77,160
Change in other assets and receivables	(159,270)	(24,155)
Change in due from related parties	2,065	484
Change in due to related parties	1,897	1,327
Post-employment benefits paid	(2,967)	(1,049)
Payments for concluded litigation	(555)	(806)
Payments for personnel bonus	(13,464)	(10,433)
Payments for unused vacation liabilities	(1,333)	(513)
Collections of doubtful receivables	3,563	31
	-	-
Net cash provided by operating activities	44,608	182,928

Investing activities:
Purchases of property and equipment and intangible assets	(138,037)	(62,826)
Proceeds from sale of property and equipment	1,088	5

Net cash used in investing activities	(136,949)	(62,821)

Financing activities:

Proceeds from borrowings	1,045,945	1,024,988
Repayment of borrowings	(1,267,644)	(817,033)
Interest and commission paid	(385,604)	(203,376)
Lease payments	(73,338)	(39,474)
Interest received on time deposits	24,200	14,111
Interest received on credit sales	24,933	10,861
Proceed from share capital and share premiums increase	4,090,405	-

Net cash provided by / (used in) financing activities	3,458,897	(9,923)

Net increase in cash and cash equivalents	3,366,556	110,184

Cash and cash equivalents at 1 January	592,281	281,982

Effects of exchange rate changes on cash and cash equivalents	77,651	14,993

Cash and cash equivalents at 30 September	4,036,488	407,159

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are EBITDA, Free Cash Flow and Net Working Capital. We define:

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment and

•	Net Working Capital as current assets (excluding cash and cash equivalents) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes for a reconciliation of certain of these non-IFRS measures to the closest IFRS measure set forth in the consolidated financial statements.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net loss for the period for the periods presented.

	Three months ended September 30,		Nine months ended September 30,
(TRY in million)	2021	2020	2021	2020
Net loss for the period	(778.4)	(79.6)	(1,339.8)	(151.7)
Taxation on income	0.0	0.0	0.0	0.0
Financial income	94.0	46.5	189.5	98.8
Financial expenses	(175.7)	(111.6)	(481.6)	(282.6)
Depreciation and amortization	(37.3)	(23.4)	(96.1)	(62.8)
EBITDA	(659.4)	8.9	(951.6)	94.9

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by operating activities for the periods presented.

	Three months ended September 30,		Nine months ended September 30,
(TRY in millions)	2021	2020	2021	2020
Net cash provided by / (used in) operating activities	(582.4)	(47.8)	44.6	182.9
Capital expenditures	(57.0)	(28.7)	(138.0)	(62.8)
Proceeds from the sale of property and equipment	0.4	0.0	1.1	0.0
Free Cash Flow	(639.0)	(76.5)	(92.3)	120.1

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

(TRY in millions)	As of September 30, 2021	As of December 31, 2020
Current assets	5,533.1	1,689.8
Cash and cash equivalents	(4,038.3)	(592.6)
Current liabilities	(3,808.2)	(2,656.1)
Bank borrowings, current	129.1	347.4
Lease liabilities, current	84.5	51.2
Net Working Capital	(2,099.8)	(1,160.3)

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	Gross Contribution as revenues less cost of inventory sold. Gross Contribution is an indicator of our operational profitability as it reflects direct costs of products sold to our buyers;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customer are users (both unregistered users and members) who purchased an item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Net Working Capital is defined as current assets (excluding cash and cash equivalents) minus current liabilities (excluding current bank borrowings and current lease liabilities)).

DISCLAIMER: Due to rounding, numbers presented throughout this presentation may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop ‘Super App’ to cater to our customers’ everyday needs and to help make people’s daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, HepsiPay. As at the end of September 2021, we had seamlessly connected 39.6 million members and approximately 67 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our ‘Technology Empowerment for Women Entrepreneurs’ programme, we have reached over 24,000 female entrepreneurs across Turkey to date.

Investor Contact

Helin Celikbilek, Investor Relations Director

ir@hepsiburada.com

Media Contact

Cem Tanır, Corporate Communications Director

corporatecommunications@hepsiburada.com

Brunswick Group

hepsiburada@brunswickgroup.com

Azadeh Varzi

Caroline Daniel

Nick Beswick

Forward Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995 that reflect the current views of D-MARKET Electronic Services and Trading (“we”, “our”, “Hepsiburada” or the “Company”) about future events and financial performance , including but not limited to statements regarding: (a) our expectations regarding the 2021 GMV; (b) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters, including the duration, scope and impact on our operations in general and the pace of recovery from the COVID-19 pandemic (ii) global supply challenges, recent port shutdowns and energy crisis in China; and/or (iii) changes in the competitive landscape in the industry in which the Company operates; (c) anticipated launch of new initiatives, businesses or any other strategic projects (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to respond to ever changing competitive landscape in the industry in which we operate; our liquidity, substantial indebtedness, and ability to obtain additional financing; (f) our strategic goals and plans, including our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; and (g) expectations regarding our future performance based on our ability to attract more customers to our platform and doing so cost effectively, to increase frequency of our customers on our platform, to add more merchants to our platform, to expanding our selection of products and services, to scale our new strategic assets and leverage logistics and technology as business enablers. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with our initial public offering, and in particular the “Risk Factors” section of our Registration Statement on Form F-1 (File No.333-256654) as filed with the SEC. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Preliminary Unaudited Financial Information

This press release includes quarterly information for the three months ended September 30, 2021 and 2020 and nine months information for the year 2020 and 2021. The quarterly information has not been audited or reviewed by the Company’s auditors. The unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with International Financial Reporting Standards (“IFRS”) and pursuant to the regulations of the SEC.